KPMG PEAT MARWICK LETTERHEAD                         EXHIBIT A

August 23, 1994

PRIVATE and CONFIDENTIAL

Mr. Thomas Meade
Richard Pigott, Esq.
Board of Directors
Rodman & Renshaw Capital Group, Inc.
120 South LaSalle Street
Chicago, IL  60603-3402

Dear Board Members:

Pursuant to your request, we have analyzed the fair market value of a block of the common stock of Rodman & Renshaw Capital Group, Inc. ("Rodman & Renshaw" or "the Company") as of June 24, 1994. The block of Rodman & Renshaw common stock to be issued upon conversion of a new class of stock was analyzed as follows:

     (1) The common stock was valued based on the assumption that the purchaser currently owns 51% of the total common stock.

     (2) Upon the completion of the assumed transaction, the purchaser's initial ownership of 51% will increase and the other shareholders' ownership interest will be diluted.

     (3)    The aggregate proceeds to be invested in Rodman &
            Renshaw's common stock by the 51% shareholder, provided for above, is $15 million.

For purposes of this engagement, the term fair market value was defined as the following:

     The price at which an asset would change hands between a willing buyer and a willing seller, neither being under compulsion to act and both being knowledgeable of the relevant facts and circumstances.

The purpose of this analysis is to assist the Board of Directors in determining the current fair market value of the subject common stock. It is our understanding that the Board of Directors of Rodman & Renshaw will use our analysis in part to evaluate the convertible preferred stock to be sold to Abaco Casa de Bolsa, S.A. de C.V. Our study is subject to the assumptions and limiting conditions detailed in this letter and the attached Statement of Limiting Conditions.

The Company and the Board of Directors have agreed that this letter is for the Board of Director's internal use only and will not be distributed to the Company's shareholders or any other third party. Neither our letter, nor its contents, nor any of our work product is to be referred to our quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement or other agreement or document, nor can it be used for any purpose other than as expressly stated in this letter or our engagement letter of June 13, 1994, without our prior written approval, which shall not be unreasonably withheld. Notwithstanding the foregoing, the Company may provide, and communicate regarding, this opinion letter to the Securities and Exchange Commission without such approval.

Taking into account all that was developed through our analysis, it is our opinion that the fair market value of the subject block of Rodman & Renshaw's common stock, as defined above, would have been $7.25 per share as of June 24, 1994.

This analysis was performed under the direction of Anthony C. Paddock, a principal in KPMG Peat Marwick LLP. KPMG Peat Marwick LLP has no present or contemplated future interest in the Company, or any other interest which might prevent us from performing an unbiased valuation. The assumptions and limiting conditions that apply to our opinion are contained in this letter or the attached Statement of Limiting Conditions attached to this letter.

We thank you for the opportunity to assist you on this project.

                                 Very truly yours,

                                 /s/ KPMG Peat Marwick LLP

               STATEMENT OF LIMITING CONDITIONS


The attached letter report is subject to the following conditions, limitations and assumptions:

     - This analysis assumes the Company will continue to operate as a going concern and is based on past and present results of operations and the existing financial condition at the valuation date, June 24, 1994.

     - Information, estimates and opinions used in this analysis were obtained from sources considered reliable. However, we assume no liability for such sources. KPMG Peat Marwick LLP did not conduct an audit of the information used in this analysis which was provided by the Company's management and Board of Directors or public sources.

     - No independent verification has been made of historical information provided by the Company or its representatives. We have assumed that all such information reflects good faith efforts to describe the status and prospects of the Company from an operational and financial point of view.

     - We have not audited, reviewed or compiled, pursuant to the applicable professional standards of the American Institute of Certified Public Accountants, any of the information or analyses provided to KPMG Peat Marwick LLP by the Company and its representatives. Had we performed an audit, review or compilation, or had we attempted to perform any verification procedures, matters may have come to our attention that we would have been considered in our analysis, and those matters may have been material.

     - Events and conditions affecting the Company, stock market and business environment subsequent to the valuation date, if considered, could materially alter our findings. We have no responsibility to update this letter or revise the analysis because of events and circumstances occurring after the valuation date.

     - Our letter report and conclusion is intended solely for the purpose and recipients stated in our June 13, 1994 engagement letter for this project. The Company and the Board of Directors have agreed that this letter is for the board of Director's internal use only and will not be distributed to the Company's shareholders or any other third party. Neither our letter, nor its contents, nor any of our work product is to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement or other agreement or document, nor can it be used for any purpose other than as expressly stated in this letter or our engagement letter of June 13, 1994, without our prior written approval.

     - The Company has agreed to indemnify KPMG Peat Marwick and hold harmless KPMG Peat Marwick from and against any and all liabilities, damages, costs, and expenses (including attorneys' fees) which may be incurred by KPMG Peat Marwick as a result of any action(s) brought against KPMG Peat Marwick in connection with our letter report except arising from KPMG Peat Marwick's willful misconduct or negligence.

     - We are not required to give testimony in court, or be in attendance during any hearings or depositions, with reference to the Company being analyzed, unless previous arrangements have been made.

     - The appraisal of a business enterprise is a matter of informed judgment. Although we believe the information and judgments used are reasonable basis for the preparation of this letter, the ultimate determination of amounts at which an equity interest changes hands must rest with the parties to such a transfer on their own individual evaluation of factors involved.